

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay LNG Partners L.P.
Belvedere Building, 4th Floor
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

  Re: Teekay LNG Partners L.P.
    Form 20-F for Fiscal Year Ended December 31, 2015
    Filed April 27, 2016
    File No. 001-32479

Dear Mr. Evensen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief
        Office of Transportation and Leisure